Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 10, 2019 to Prospectus dated June 30, 2017

Registration No. 333-219088

Dominion Energy, Inc.

2019 Series A Equity Units

(initially consisting of 14,000,000 2019 Series A Corporate Units)

Final Term Sheet

June 11, 2019

The information in this pricing term sheet relates only to the offering of Equity Units (the “Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplement dated June 10, 2019 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated June 30, 2017, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-219088. Terms used but not defined in this final term sheet have the meanings given to them in the preliminary prospectus supplement. For purposes of this term sheet, “we,” “us,” “our,” or “Company” refers to Dominion Energy, Inc., and not any of its subsidiaries. The Company has increased the size of the Equity Units Offering to 14,000,000 Equity Units (or 16,100,000 Equity Units if the underwriters exercise their over-allotment option in full). The final prospectus supplement, dated June 11, 2019, relating to the Equity Units Offering will reflect conforming changes relating to such increase in the size of the Equity Units Offering.

Company	Dominion Energy, Inc.

Company Stock Ticker	The New York Stock Exchange “D”

Trade Date	June 12, 2019

Closing Price on June 11, 2019	$73.91

Settlement Date	June 14, 2019

Equity Units

Equity Units	Each 2019 Series A Equity Unit (“Equity Unit”) will have a stated amount of $100 and will initially be a 2019 Series A Corporate Unit (“Corporate Unit”) consisting of a Purchase Contract issued by us and, initially, a 1/10, or 10%, undivided beneficial ownership interest in one share of 1.75% Series A Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share, issued by us, which we refer to as “Convertible Preferred Stock.”

Number of Equity Units Offered	14,000,000 (or a total of 16,100,000 if the underwriters exercise their over-allotment option in full)

Initial Price to Public	$100 per Equity Unit, plus accrued and unpaid Contract Adjustment Payments and accumulated and unpaid dividends, if any, from June 14, 2019.

Aggregate Offering Amount	$1,400,000,000 (or $1,610,000,000 if the underwriters exercise their over-allotment option in full)

Purchase Contract	Unless early settled as described in the preliminary prospectus supplement, each Purchase Contract obligates holders to purchase, and obligates us to sell, on June 1, 2022, for a price of $100, a number of newly issued shares of our common stock equal to the settlement rate, as described under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement.

Total Distribution Rate on the Corporate Units	7.25% per annum

Reference Price	$73.91 (Closing Price on June 11, 2019)

Maximum Settlement Rate	1.3529 shares of our common stock

Contract Adjustment Payments	Payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (except where such date is not a business day, in which case Contract Adjustment Payments will be payable as of the next subsequent business day, without adjustment), commencing September 1, 2019 at a rate per year of 5.50% on the stated amount of $100 per Equity Unit, subject to our right to defer Contract Adjustment Payments, as described in the preliminary prospectus supplement. Contract Adjustment Payments will be paid in cash, shares of our common stock or a combination thereof, at our election.

Deferred Contract Adjustment Payments	Deferred Contract Adjustment Payments will accrue additional Contract Adjustment Payments at the rate of 7.25% per year until paid, compounded quarterly, to, but excluding, the payment date.

Early Settlement of the Purchase Contracts	A holder of Corporate Units or Treasury Units may elect to settle the related Purchase Contracts at any time prior to the close of business on the scheduled trading day immediately preceding the first day of the market value averaging period, other than during a blackout period (in each case, as defined in the preliminary prospectus supplement), subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement. Such early settlement or exercise of the fundamental change early settlement right (as described below), as applicable, may only be made in integral multiples of 10 Purchase Contracts. If the Treasury portfolio has replaced the shares of Convertible Preferred Stock that are components of the Corporate Units, holders of the Corporate Units may settle early or exercise the fundamental change early settlement right, as applicable, only in integral multiples of such number of Corporate Units as may be determined by the remarketing agent upon a successful optional remarketing of the Convertible Preferred Stock. Upon early settlement of any Purchase Contracts, except following a fundamental change as described below, we will deliver a number of newly-issued shares of our common stock determined over a twenty consecutive trading day period beginning on the trading day immediately following the day you exercise this right, which we refer to as the “early settlement averaging period.” The number of shares of our common stock we are obligated to deliver will equal 85% of the number of shares of our common stock that would be deliverable for each purchase contract as described in “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement as if the applicable market value were the average of the daily VWAPs of our common stock during the early settlement averaging period.

Early Settlement Upon a Fundamental Change

Upon the occurrence of a fundamental change (as defined in the preliminary prospectus supplement), you will have the right to settle your Purchase Contracts early at the settlement rate determined as if the applicable market value (as defined under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement) equaled the stock price in the fundamental change (as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement), plus an additional make-whole amount of shares of our common stock determined as described under “Description of the Purchase Contract—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement.

The following table sets forth the number of make-whole shares of our common stock per Purchase Contract that would apply at various stock prices and effective dates (all as defined in the preliminary prospectus supplement):

Stock Price

Effective Date	$30.00	$40.00	$50.00	$60.00	$70.00	$73.91	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00
June 14, 2019	0.5222	0.3435	0.2292	0.1356	0.0436	0.0000	0.0515	0.0949	0.1142	0.1200	0.1189	0.1145	0.1088
June 1, 2020	0.3518	0.2316	0.1557	0.0899	0.0142	0.0000	0.0273	0.0691	0.0847	0.0875	0.0848	0.0802	0.0753
June 1, 2021	0.1778	0.1170	0.0799	0.0472	0.0000	0.0000	0.0094	0.0425	0.0495	0.0480	0.0447	0.0414	0.0385
June 1, 2022	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

(1) if the actual stock price is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of make-whole shares of our common stock will be determined by a straight-line interpolation between the make-whole share amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

(2) if the stock price exceeds $140.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be zero; and

(3) if the stock price is less than $30.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be determined as if the stock price equaled $30.00, subject to adjustment, using straight-line interpolation, as described above, if the actual effective date is between two effective dates on the table.

Convertible Preferred Stock

Convertible Preferred Stock	The Equity Units will include an aggregate of 1,400,000 shares (or 1,610,000 shares if the underwriters exercise their over-allotment option in full) of 1.75% Series A Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share. Each of the dividend rate and the conversion rate for the Convertible Preferred Stock may be increased upon a successful remarketing, as described in the preliminary prospectus supplement.

Dividends	Holders of the Convertible Preferred Stock will receive, when, as and if declared by our board of directors, cumulative dividends at the dividend rate (as defined below) on the $1,000 liquidation preference per share. Dividends on the Convertible Preferred Stock will accumulate from the date of original issuance and will be payable when, as and if declared by our board of directors, quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2019. We may elect to pay dividends on the Convertible Preferred Stock in cash, shares of our common stock or a combination thereof.

Dividend Rate	1.75% per year. Following a successful remarketing of the Convertible Preferred Stock, the dividend rate may be increased.

Accumulated and Unpaid Dividends	Any accumulated and unpaid dividends will accrue additional dividends at the then-current dividend rate until paid, compounded quarterly, to, but excluding, the payment date.

Maturity	The Convertible Preferred Stock has no maturity date, and will remain outstanding unless converted by holders or redeemed by us.

Conversion Premium	Approximately 20.0% above the Closing Price on June 11, 2019

Initial Conversion Rate	11.2750 shares of our common stock per share of Convertible Preferred Stock. Following a successful remarketing of the Convertible Preferred Stock, the conversion rate may be increased. If, on the date of any successful remarketing, the closing price of our common stock is less than the Reference Price, the conversion rate will increase to an amount equal to $1,000, divided by 120% of the closing price of our common stock on such date (rounded to the nearest ten-thousandth share). Notwithstanding the foregoing, in no event will the increased conversion rate for the Convertible Preferred Stock exceed 45.1000 shares of our common stock per share of Convertible Preferred Stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Convertible Preferred Stock—Conversion Rate Adjustments” in the preliminary prospectus supplement.

Initial Conversion Price	Approximately $88.69 per share of our common stock

Settlement Upon Conversion

Upon surrender of Convertible Preferred Stock for conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election as described in the preliminary prospectus supplement.

Holders of Corporate Units do not have the right to convert their ownership interests in the Convertible Preferred Stock that are a part of such Corporate Units into shares of our common stock. Only shares of Convertible Preferred Stock that are not a part of Corporate Units may be converted. The Convertible Preferred Stock cannot be converted into shares of our common stock prior to June 1, 2022 except upon the occurrence of a fundamental change.

Optional Redemption	On or after September 1, 2022, we will have the option to redeem for cash some or all the shares of the Convertible Preferred Stock at a redemption price equal to 100% of the liquidation preference per share, plus accumulated and unpaid dividends to, but excluding, the redemption date.

Adjusted Conversion Rate Upon Fundamental Change

There will be no make-whole amount of shares of our common stock or increase to the conversion rate for conversions of the Convertible Preferred Stock in connection with a fundamental change, except for the limited circumstance where the stock price in connection with such fundamental change is less than $88.69 (subject to adjustment as set forth in the preliminary prospectus supplement). Under such limited circumstance, the conversion rate will be determined as described in the preliminary prospectus supplement.

Notwithstanding the foregoing, in no event will the conversion rate exceed 27.0599 shares of our common stock per share of Convertible Preferred Stock, which is equal to the $1,000 liquidation preference divided by 50% of the Reference Price (subject to adjustment as set forth in the preliminary prospectus supplement).

Underwriting Discounts and Commissions	$1.80 per Equity Unit / $25.20 million total (excluding the underwriters’ over-allotment option).

Joint Book-Running Managers

Goldman Sachs & Co. LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

Use of Proceeds	We intend to use the net proceeds from the Equity Units Offering for general corporate purposes and to repay short-term debt, including commercial paper. We currently intend to use the net proceeds from the settlement of the Purchase Contracts as described under “Use of Proceeds” in the preliminary prospectus supplement.

Listing	We intend to apply for listing of the Corporate Units on the New York Stock Exchange and expect trading to commence within 30 days of the date of the initial issuance of the Corporate Units under the symbol “DCUE,” but there is no guarantee that such listing will be approved.

Selling Restrictions	The provisions set forth in Annex A to this term sheet are hereby added to the “Underwriting” section of the preliminary prospectus supplement.

CUSIP for the Corporate Units	25746U 133

CUSIP for the Treasury Units	25746U 141

CUSIP for the Cash Settled Units	25746U 158

CUSIP for the Convertible Preferred Stock	25746U 810

Dominion Energy, Inc. has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, dated June 10, 2019 and filed with the SEC, and other documents Dominion Energy, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, at telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; BNP Paribas Securities Corp., Attention: Equity Syndicate Desk, 787 Seventh Ave, New York, NY 10019, at telephone: 1-888-860-5378 or by emailing dl.nyk_elo@us.bnpparibas.com; and Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, at (800) 326-5897 or by emailing cmclientsupport@wellsfargo.com.

Annex A

Selling Restrictions:

European Economic Area

The Corporate Units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Corporate Units or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Corporate Units or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. The Company’s prospectus supplement has been prepared on the basis that any offer of Corporate Units in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Corporate Units. The Company’s prospectus supplement is not a prospectus for the purposes of the Prospectus Directive.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Corporate Units in circumstances in which Section 21(1) of such act does not apply to us and it has complied and will comply with all applicable provisions of such act with respect to anything done by it in relation to the Corporate Units in, from or otherwise involving the United Kingdom.

The communication of the Company’s prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Corporate Units offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to and directed at persons outside the United Kingdom and those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Corporate Units offered hereby are only available to, and any investment or investment activity to which the Company’s prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on the prospectus supplement or the accompanying prospectus or any of their contents.

Switzerland

The Company’s prospectus supplement and the accompanying prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the Corporate Units will not be listed on the SIX Swiss Exchange. Therefore, the Company’s prospectus supplement and the

Annex A

accompanying prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Corporate Units may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Corporate Units with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Hong Kong

The Corporate Units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Corporate Units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Corporate Units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

The Company’s prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Company’s prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Corporate Units may not be circulated or distributed, nor may the Corporate Units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Corporate Units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Corporate Units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Corporate Units are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Annex A

Japan

The Corporate Units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any Corporate Units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Taiwan

The Corporate Units have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Corporate Units in Taiwan.

Dubai International Financial Centre

The Company’s prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. The Company’s prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved the Company’s prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which the Company’s prospectus supplement relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of the Company’s prospectus supplement you should consult an authorized financial advisor.

Canada

The Corporate Units may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Corporate Units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the Company’s prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.